SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

FRONTIER BEVERAGE COMPANY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35908A 106

(CUSIP Number)

Terry Harris

1837 Harbor Avenue, Post Office Box 13098

Memphis, Tennessee 38113

(877) 233-7359

With copy to:

Jeffrey M. McPhaul

Munck Wilson Mandala, LLP

12770 Coit Road, Suite 600

Dallas, Texas 75251

(972) 628-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35908A 106
1. Name of Reporting Persons. Terry Harris
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions). PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0%.
14. Type of Reporting Person (See Instructions) IN

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This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Unites States Securities and Exchange Commission on November 17, 2009 and is being filed on behalf on the Reporting Person (as defined in Item 2 below). The following Items are amended and replaced in their entirety:

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Frontier Beverage Company, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at c/o Paul Law Group, LLP, 902 Broadway, 6th Floor, New York, NY 10010.

Item 2. Identity and Background.

(a)     This statement is filed by and on behalf of Terry Harris (“Reporting Person”).

(b)     The Reporting Person's business address is 1837 Harbor Avenue, Post Office Box 13098, Memphis, Tennessee 38113.

(c)     The Reporting Person 's present principal occupation is an executive in the food and beverage industry.

(d)     The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)     The Reporting Person was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such person was a party during the last five years.

(f)      The Reporting Person is a citizen of the United States of America.

The Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that the reporting person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 6,680,000 shares of the Issuer’s Common Stock in a private placement on November 12, 2009 for $110,000 cash. On August 18, 2010, the Issuer issued 800,000 shares of Common Stock to the Reporting Person in lieu of and in full satisfaction of base salary obligations of approximately $80,000, accruing between January 1 and August 31, 2010. The 800,000 shares were valued at $248,000 using the fair market value of the Issuer’s Common Stock on the date of the agreement.

On September 14, 2010, the Reporting Person transferred 194,500 shares of the Issuer’s Common Stock to Empire Packing Company for no consideration, an entity in which the Reporting Person owns equity and serves as an officer. The Reporting Person disclaims beneficial ownership of the shares transferred to Empire Packing Company.

The Reporting Person disposed of 7,285,500 shares of Common Stock, representing all of the Reporting Persons holdings of Issuer Common Stock, on July 1, 2013 pursuant to the terms of a Stock Purchase Agreement by and among the Reporting Person and other shareholders of the Issuer and Ruben Yakubov which resulted in a change of control of the Issuer. Under the terms of the Stock Purchase Agreement Mr. Yakubov purchased an aggregate of 15,978,000 shares of the Issuer’s Common Stock for a purchase price of $197,500, of which the Reporting Person received $100. In connection with such change of control, the Reporting Person resigned as an officer and director of the Issuer.

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Item 4. Purpose of Transaction.

The securities covered by this statement were acquired for investment purposes and sold by the Reporting Person to facilitate the change of control of the Issuer described in Item 3 (above).

Except as otherwise set forth herein, the Reporting Person has or have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Aggregate Number and Percentage of Securities. As of the date of this Schedule 13D, the Reporting Person owns no Issuer securities.

(b) Power to Vote and Dispose. Not Applicable.

(c)   Transactions Within the Past 60 Days. The Reporting Person disposed of 7,285,500 shares of Common Stock, representing all of the Reporting Persons holdings of Issuer Common Stock, on July 1, 2013 pursuant to the terms of a Stock Purchase Agreement by and among the Reporting Person and other shareholders of the Issuer and Ruben Yakubov which resulted in a change of control of the Issuer. Under the terms of the Stock Purchase Agreement Mr. Yakubov purchased an aggregate of 15,978,000 shares of the Issuer’s Common Stock for a purchase price of $197,500 of which the Reporting Person received $100. In connection with such change of control, the Reporting Person resigned as an officer and director of the Issuer.

(d)   Certain Rights of Other Persons. Not Applicable.

(e)   Date Ceased to be a 5% Owner. July 1, 2013.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, no reporting person has any legal or other contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stephen C. Larkin

By:	/s/ Terry Harris
Name: Date:	Terry Harris September 11, 2013

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